EXHIBIT 12.1
SPECTRA ENERGY CORP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,139	$911	$1,304	$1,133	$1,033
Fixed charges	705	704	735	744	708
Distributed income of equity investees	161	612	646	348	324
Deduct:
Preference security dividend requirements of consolidated subsidiaries	29	20	23	26	27
Interest capitalized (b)	68	32	20	50	47
Total earnings (as defined for the Fixed Charges calculation)	$1,908	$2,175	$2,642	$2,149	$1,991
Fixed charges:
Interest on debt, including capitalized portions	$663	$668	$699	$707	$670
Estimate of interest within rental expense	13	16	13	11	11
Preference security dividend requirements of consolidated subsidiaries	29	20	23	26	27
Total fixed charges	$705	$704	$735	$744	$708
Ratio of earnings to fixed charges	2.7	3.1	3.6	2.9	2.8
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(a)	Excludes noncontrolling interests and earnings or loss from equity investments.

(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.